Filed Pursuant to Rule 424(b)(2)
Registration No. 333-274646

PRICING SUPPLEMENT No. 8, dated April 16, 2026

(To prospectus, dated September 22, 2023, and

prospectus supplement, dated September 22, 2023)

Subordinated Medium-Term Notes, Series B

Due 9 Months or More from Date of Issue

This pricing supplement supplements the terms and conditions in the prospectus, dated September 22, 2023 (the “base prospectus), as supplemented by the prospectus supplement, dated September 22, 2023 (the “prospectus supplement” and together with the base prospectus, and all documents incorporated herein by reference therein and herein, the “prospectus”), and relates to the offering and sale of $500,000,000 aggregate principal amount of 5.295% Fixed Rate Reset Subordinated Notes due April 18, 2036 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed Rate Reset Notes
CUSIP / ISIN Nos.	55261F BA1 / US55261FBA12
Series	Series B (Subordinated)
Form of Note	Book-Entry
Principal Amount	$500,000,000
Trade Date	April 16, 2026
Original Issue Date	April 20, 2026 (T+2)
Maturity Date	April 18, 2036
Redemption Terms	[ ] Make-whole Redemption Option ( %)
First Par Call Date: April 18, 2031
Par Call Date: January 18, 2036
Repayment Terms	The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 that is a whole multiple of $1,000.
Issue Price (Dollar Amount and Percentage of Principal Amount)	$500,000,000 / 100.000%
Net Proceeds (Before Expenses) to the Company	$499,350,000
Interest Rate	[ ] Fixed Rate
[ ] Floating Rate
[X] Fixed Rate Reset
[ ] Fixed Rate/Floating Rate
[ ] Zero Coupon
Base Rate or Reset Reference Rate(s)	[ ] Compounded CORRA
[ ] CMT Rate:
[ ] Refinitiv Page FRBCMT
[ ] Refinitiv Page FEDCMT
[ ] One-Week [ ] One-Month
[ ] EURIBOR
[ ] SOFR:
[ ] Compounded SOFR
[ ] Compounded Index Rate
[ ] SONIA:
[ ] Compounded SONIA
[ ] Compounded SONIA Rate with Compounded Index
[X] U.S. Treasury Rate
[ ] Other Floating Rate (as described below)
Interest Rate / Initial Interest Rate	During the Initial Fixed Rate Period, 5.295% per annum; during the Reset Period, the Reset Reference Rate, plus the Spread.

Term	Fixed Rate Reset Notes
Reset Reference Rate	The U.S. Treasury Rate for a five-year maturity determined in accordance with the terms and provisions set forth under “Description of Notes—Calculation of Interest—Fixed Rate Reset Notes—Determination of Reset Reference Rates—U.S. Treasury Rate” in the prospectus supplement.
Spread	+138 basis points
Spread Multiplier	Not applicable
Reset Date	April 18, 2031
Subsequent Reset Date	Not applicable
Reset Determination Date	The third business day preceding the Reset Date.
Interest Payment Dates	April 18 and October 18 of each year, beginning October 18, 2026 and ending on the Maturity Date.
Interest Periods	Each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).
Initial Fixed Rate Period	From, and including, the Original Issue Date to, but excluding, the Reset Date.
Reset Period	From, and including, the Reset Date, to, but excluding, the Maturity Date.
Regular Record Dates	The close of business on the business day preceding the applicable Interest Payment Date.
Day Count	30/360
Calculation Agent	We will appoint a calculation agent, which may include M&T, or an affiliate of M&T, including M&T Bank and Wilmington Trust, prior to the commencement of the Reset Period.
Maximum Interest Rate	Maximum rate permitted by New York law, as the same may be modified by United States law of general application.
Minimum Interest Rate	Zero
Original Issue Discount Notes	Not applicable

The Notes are unsecured. The Notes will rank junior and be subordinated to all of our senior indebtedness. The holders of the Notes may be fully subordinated to interests held by the U.S. government in the event that M&T Bank Corporation enters into a receivership, insolvency, liquidation, or similar proceeding.

The Notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-7 of the prospectus supplement and the discussion of risk factors contained in our annual, quarterly and current reports filed with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated herein by reference.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, the New York State Department of Financial Services or the Board of Governors of the Federal Reserve System or any other governmental agency has approved or disapproved of the notes passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to Public	100.000%	$500,000,000
Agents’ Discount	0.130%	$650,000
Net Proceeds (Before Expenses) to Us	99.870%	$499,350,000

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants, including Euroclear Bank, SA/NV and Clearstream Banking, société anonyme, on or about April 20, 2026.

Joint Book-Running Managers

Citigroup	Goldman Sachs & Co. LLC	Morgan Stanley	M&T Securities

Co-Managers

Ramirez & Co., Inc.	Siebert Williams Shank

April 16, 2026

RECENT DEVELOPMENTS

M&T Preliminary First Quarter Results

On April 15, 2026, M&T reported its unaudited preliminary financial results for the quarter ended March 31, 2026. The preliminary financial data included in this pricing supplement has been prepared by, and is the responsibility of, M&T’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Diluted earnings per common share measured in accordance with generally accepted accounting principles (“GAAP”) for the first quarter of 2026 were $4.13, up 24% from $3.32 in the year-earlier quarter. GAAP-basis net income in the recent quarter aggregated $664 million, 14% higher than $584 million in the first quarter of 2025. Diluted earnings per common share and GAAP-basis net income were $4.67 and $759 million, respectively, in the fourth quarter of 2025. GAAP-basis net income for the first quarter of 2026 expressed as an annualized rate of return on average assets and average common shareholders’ equity was 1.26% and 9.67%, respectively, compared with 1.14% and 8.36%, respectively, in the year-earlier quarter and 1.41% and 10.87%, respectively, in 2025’s fourth quarter.

Net interest income was $1,752 million, $1,779 million and $1,695 million for the first quarter of 2026, the fourth quarter of 2025 and the first quarter of 2025.

Average earning assets (which consist of interest-bearing deposits at banks, trading accounts, investment securities and loans) rose $228 million from the fourth quarter of 2025, reflecting loan growth and purchases of investment securities, partially offset by a decrease in interest-bearing deposits at banks. Loan growth in the recent quarter reflected higher average commercial and industrial loan balances of $1.5 billion, including higher balances of loans to the financial and insurance industry, partially offset by lower average balances of commercial real estate loans of $605 million and consumer loans of $171 million.

Average earning assets increased $3.5 billion from the first quarter of 2025. Average interest-bearing deposits at banks decreased $3.5 billion as liquidity was deployed to originate loans and purchase investment securities. The growth in average loans reflected higher average balances of commercial and industrial loans of $2.7 billion, including growth in loans to the financial and insurance industry, an increase in average residential real estate loan balances of $1.6 billion and higher average consumer loan balances of $2.0 billion, reflecting growth in average balances of recreational finance, automobile loans and home equity loans and lines of credit. Those increases were partially offset by a $2.8 billion decline in average commercial real estate loan balances, reflecting payoffs.

Net interest margin widened 2 basis points from the fourth quarter of 2025 to 3.71% in the recent quarter reflecting a decline in funding costs that outpaced a reduction in yields received on earning assets.

The provision for credit losses was $140 million in the first quarter of 2026, as compared with $125 million in the immediately preceding quarter and $130 million in the first quarter of 2025. The allowance for loan losses as a percentage of loans outstanding was 1.53% at each of March 31, 2026 and December 31, 2025, improved from 1.63% at March 31, 2025. The 10 basis-point improvement from March 31, 2025 reflects lower levels of criticized loans.

Nonaccrual loans were $1.2 billion and $1.3 billion at March 31, 2026 and December 31, 2025, respectively, compared with $1.5 billion at March 31, 2025. The lower level of nonaccrual loans at March 31, 2026 and December 31, 2025, as compared with March 31, 2025, reflects decreases in commercial and industrial, commercial real estate and consumer nonaccrual loans.

Effective January 1, 2026, M&T elected to prospectively measure its residential mortgage loan servicing right assets at fair value with changes in fair value reflected in mortgage banking revenues. As a result, amortization associated with residential mortgage loan servicing right assets previously recognized in other costs of operations before 2026 is no longer recorded. Instead, beginning in 2026, fair value changes in residential mortgage loan servicing right assets, inclusive of the realization of expected net servicing revenues over time, are included in mortgage banking revenues. On December 31, 2025, M&T began economically hedging the risk of fair value changes in these assets through the use of various interest rate derivative contracts, for which changes in fair value are also reflected in mortgage banking revenues.

As a result of M&T’s accounting election on January 1, 2026 to prospectively measure residential mortgage loan servicing right assets at fair value, M&T recorded an increase in capitalized servicing assets included in accrued interest and other assets of $263 million and a corresponding after-tax increase to retained earnings of $197 million, representing an 8 basis-point increase to CET1 capital on the election date.

M&T repurchased $1.25 billion of its common stock in accordance with its capital plan during the recent quarter, compared with $507 million and $662 million in the fourth quarter of 2025 and the first quarter of 2025, respectively. M&T’s CET1 capital ratio was estimated at 10.33% as of March 31, 2026.

M&T had total assets of $214.7 billion at March 31, 2026, compared with $210.3 billion at March 31, 2025 and $213.5 billion at December 31, 2025. Total deposits were $163.7 billion at the recent quarter-end, compared with $165.4 billion at March 31, 2026 and $166.9 billion at December 31, 2025. Total shareholders’ equity was $28.0 billion at March 31, 2026, $29.0 billion at March 31, 2025 and $29.2 billion at December 31, 2025.

The foregoing is only a summary and is not intended to be a comprehensive statement of M&T’s financial results. Financial statements as of and for the quarter ended March 31, 2026 will be included in M&T’s Quarterly Report on Form 10-Q to be filed with the SEC.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for general corporate purposes, including investments in and advances to our bank and nonbank subsidiaries, reduction of outstanding borrowings or indebtedness, short and long-term investments and financing possible future acquisitions including, without limitation, the acquisition of banking and nonbanking companies and financial assets and liabilities. All or a portion of the net proceeds from the sale of Notes may also be used to finance, in whole or in part, our repurchase of common shares pursuant to any share repurchase program securities repurchases undertaken from time to time. The precise amounts and timing of the application of proceeds will vary with liquidity and funding requirements.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated April 16, 2026 (the “Terms Agreement”), with the agents named below. Subject to the terms and conditions set forth in the Terms Agreement, we have agreed to sell to the agents, and the agents have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Agent	Amount of Notes
Morgan Stanley & Co.	$150,000,000
Citigroup Global Markets Inc.	140,000,000
Goldman Sachs & Co. LLC	140,000,000
M&T Securities, Inc.	50,000,000
Samuel A. Ramirez & Company, Inc.	10,000,000
Siebert Williams Shank & Co., LLC	10,000,000

Total	$500,000,000

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the second business day following the date the Notes are priced (such settlement being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Selling Restrictions

United Kingdom

This pricing supplement and the accompanying prospectus have been prepared on the basis that any offer of Notes in the United Kingdom will only be made to a legal entity which is a qualified investor under paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (“UK Qualified Investors”). Accordingly, any person making or intending to make an offer in the United Kingdom of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying prospectus may only do so with respect to UK Qualified Investors. Neither M&T nor the Agents have authorized, nor do they authorize, the making of any offer of Notes other than to UK Qualified Investors.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS — Notes which are the subject of the offering contemplated by this pricing supplement as completed by the final pricing supplement in relation thereto may not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision: (a) the expression “retail investor” means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations; and (b) the expression offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to buy or subscribe for the Notes. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

MASTER GLOBAL NOTE

The information set forth under the headings “Recent Developments,” “Use of Proceeds,” “Supplemental Information Concerning the Plan of Distribution,” “Concurrent Unregistered Offering” and “Legal Matters” are not terms of the Notes and shall not be deemed to be incorporated by reference into, set forth in, or form a part of the master global note with respect to the Notes.

CONCURRENT UNREGISTERED OFFERING

In a concurrent unregistered offering (the “Concurrent Unregistered Offering”) by Manufacturers and Traders Trust Company (“M&T Bank”), M&T Bank is offering $750,000,000 aggregate principal amount of 4.548% fixed rate/floating rate senior bank notes due 2030 pursuant to its Bank Note Program. The closing of this offering is not conditioned on the closing of the Concurrent Unregistered Offering and the closing of the Concurrent Unregistered Offering is not conditioned on the closing of this offering.

LEGAL MATTERS

Certain legal matters relating to the validity of the notes will be passed on for us by Squire Patton Boggs (US) LLP. Sullivan & Cromwell LLP advised the agents in connection with the offering. Sullivan & Cromwell LLP from time to time performs legal services for M&T and its subsidiaries.